FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC Holdings plc

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1A.

On 22 November 2017, the issued share capital of HSBC Holdings plc was 20,319,853,741 ordinary shares of US$0.50. This figure includes 325,273,407 ordinary shares of US$0.50 which are held in treasury. Voting rights on the treasury shares are not exercisable.

Therefore, the total number of voting rights in HSBC Holdings plc is 19,994,580,334. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HSBC Holdings plc under the FCA's Disclosure Guidance and Transparency Rules.

JJ Williams
Shareholder Services
+44 (0) 203 268 3568

 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 23 November 2017